UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2018

OR

◻	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-37778

A.	Full title of the plan and address of the plan, if different from that of the issuer name below:

HarborOne 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

HarborOne Bancorp, Inc.

770 Oak Street

Brockton, Massachusetts 02301

HARBORONE 401(K) PLAN

TABLE OF CONTENTS

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Plan Participants of the HarborOne 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the HarborOne 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the HarborOne 401(k) Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

To the Administrative Committee and Plan Participants of the HarborOne 401(k) Plan

To the Administrative Committee and Plan Participants of the HarborOne 401(k) Plan

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2013.

Canton, Massachusetts

June 28, 2019

HARBORONE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

	2018	2017

ASSETS
Investments, at fair value:
Investments in mutual funds	$40,159,112	$34,598,569
Investment in common/collective trusts	1,856,801	3,112,978
HarborOne Stock Fund	9,848,849	13,063,521
Cash	1,306,591	112,677

Total investments	53,171,353	50,887,745

Receivables:
Notes receivable from participants	1,349,849	1,517,385
Other	—	835
Employer contributions	2,518,631	2,364,141

Total receivables	3,868,480	3,882,361

NET ASSETS AVAILABLE FOR BENEFITS	$57,039,833	$54,770,106

The accompanying notes are an integral part of these financial statements.

HARBORONE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2018

2018

ADDITIONS
Additions to net assets attributed to:
Investment income
Interest and dividends	$1,254,102

Total investment income	1,254,102

Interest earned on notes receivable from participants	68,875

Contributions:
Participant deferrals	2,155,258
Participant rollovers	5,126,558
Employer contributions	2,518,631

Total contributions	9,800,447

Total additions	11,123,424

DEDUCTIONS
Deductions from net assets attributed to:
Net depreciation in fair value of investments	5,007,090
Benefits paid to participants	3,684,450
Administrative expenses	162,157

Total deductions	8,853,697

NET INCREASE	2,269,727

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	54,770,106

End of year	$57,039,833

The accompanying notes are an integral part of these financial statements.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN

The following description of the HarborOne 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined-contribution plan that covers substantially all employees of HarborOne Bank (“Bank”). Established in 1997, the Plan provides retirement benefits.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Change in Custodian and Plan Restatement:  Effective April 2, 2018, the Plan was amended and restated and a new trustee, administrator, and custodian of the Plan was appointed. Plan assets transferred to the new custodian were transferred into similar funds within the participants’ accounts. The conversion initiated a “Black Out” period beginning March 22, 2018 and continuing through April 23, 2018 so the trustee had time to accurately complete the conversion. During this period, participants could not change their investment allocations; change deferral percentages or elect to withdraw any money from the plan. The investments were transferred and received by the new custodian on April 2, 2018.

Plan Administration: The Bank is the Plan administrator. Certain administrative functions are performed by employees of the Bank, or its subsidiaries. No such employees receive compensation from the Plan. As of April 2, 2018, the Plan Administrator engaged a third party, John Hancock Retirement Plan Services (“JHRPS”), to provide recordkeeping and administrative services. Prior to that date Transamerica Retirement Solutions (“TransAmerica”) provided those services.

Eligibility: Employees of the Bank who have reached 21 years of age are eligible to participate in the Plan and contribute a portion of their compensation. Prior to the Plan restatement employees of the Bank were required to complete three months of service to be eligible to participate in the Plan and contribute a portion of their compensation. Effective April 2, 2018 there is no such service requirement. Employees who have reached 21 years of age become eligible for employer profit sharing contributions upon completion of twelve months of service.  To receive the employer profit sharing contribution, the employee must be employed as of the last day of the year.

On October 5, 2018 HarborOne Bancorp, Inc. completed the acquisition of Coastway Bancorp, Inc.(“Coastway”). The retained employees of Coastway were transferred to the Plan and received credit for their prior service for eligibility and vesting purposes. The transferred assets of the former Coastway employees are included in participant rollovers in the Statement of Changes in Net Assets Available for Benefits.

Contributions: Each year, participants may contribute up to the lesser of 100% of their pretax annual compensation, as defined in the Plan, or the limits set by the IRS.  The Plan allows some or all of these contributions to be designated as after-tax Roth Deferral Contributions.  Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts received from any other retirement plan which satisfy the tax rules for rollovers.

The Bank may make discretionary matching contributions to the Plan based on a percentage of participant’s deferral contributions or equal to a specified dollar amount.  The Bank may choose to make

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF THE PLAN (CONTINUED)

an annual non-elective contribution each year.  For the plan years ended December 31, 2018 and 2017, the Bank made a non-elective contribution in an amount equal to 9.3% of each eligible participant’s compensation for the plan year, and an additional 5.7% of any compensation exceeding the social security taxable wage base.

Unless instructed otherwise by the participant, upon becoming eligible to participate in the Plan, 5% of the participant’s eligible compensation will be contributed to the Plan subject to annual limits set by the IRS.  This automatic deferral percentage is increased 2% per year up to a maximum of 15%, unless instructed otherwise by the participant.

Participant Accounts: Each participant’s account is credited with the participant’s contributions, earnings (losses) thereon, and an allocation of the Bank’s contributions and Plan earnings.  Allocations of earnings (losses) are based on account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investment Options: Participants direct the investment of their contributions into various investment options offered by the Plan.

Calculation of Vested Benefits: Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  The vesting period for employer discretionary matching and non-elective contributions is as follows:

Years of Service	Vested %
Less than 2	0
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Forfeited Accounts: At December 31, 2018 and 2017, forfeited non-vested accounts totaled $88,376 and $76,759, respectively.  This account may be used to pay administrative expenses and any remaining amounts can be used to reduce future employer contributions.  During 2018, the forfeited non-vested accounts used to reduce the employer discretionary matching contribution amounted to $76,759.

Plan Expense Budget Account: As part of the recordkeeping and administrative service fee arrangement with JHRPS and TransAmerica,  respectively, any service revenue received in connection with the Plan is used to offset the cost of plan services. JHRPS and Transamerica, respectively, reimbursed to the Plan investment fund related revenue received to the Plan expense reimbursement account.  Investment fund related revenue received by JHRPS and Transamerica, respectively, typically include Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates.  The Plan expense reimbursement accounts are used

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF THE PLAN (CONTINUED)

by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as depreciation in investments.  At December 31, 2018, there was $6,311 in this account.  During 2018, the cumulative amount of $85,803 was added to the accounts and $115,410 was used from the expense reimbursement account to fund plan expenses.  As of December 31, 2017, there was $35,918 in this account.

Notes Receivable from Participants: Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less.  Loans are secured by the balances in the participants’ accounts and bear interest at rates based on the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances which currently range from 4.25% to 6.50% at December 31, 2018.  Principal and interest are paid ratably usually through payroll deductions.

Payment of Benefits: On termination of service due to death, disability, retirement, or other reasons, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  In-service withdrawals are also permitted for certain financial hardships or when a participant attains age 59½.

Participants are also allowed to take an in-service withdrawal of vested employer non-elective contributions that have been in their account for at least two years.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition: Investments are reported at fair value.   Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's management determines the Plan's valuation policies utilizing information provided by the investment advisers, trustees and other parties involved with the Plan.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

Risks and Uncertainties: The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits: Benefits paid to participants are recorded when paid.

Operating Expenses: Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Bank.  Expenses that are paid by the Bank are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net depreciation of fair value of investments.

Uncertain Tax Positions: Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

NOTE 3: FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan can access at the measurement date.

Level 2 -inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

             NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -inputs that are unobservable for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual funds: Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trusts:  Valued at the NAV of units of a collective trust.  The NAV, as provided by the fund manager, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

Cash: Valued at carrying value, which approximates fair value, and classified within Level 1 of the fair value hierarchy.

HarborOne Stock Fund:  The fund is a unitized stock fund that consists of HarborOne Bancorp, Inc. common stock and short-term cash investments to provide liquidity.  Fair value is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means.  These investments are classified within Level 2 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31:

	2018
	Level 1	Level 2	Level 3	Total

Cash	$1,306,591	$	$—	$1,306,591
Mutual Funds	40,159,112		—	40,159,112
HarborOne Stock Fund		9,848,849	—	9,848,849
Total assets in the fair value hierarchy	41,465,703	9,848,849	—	51,314,552
Investments measured at net asset value (a)	—	—	—	1,856,801

Total investments at fair value	$41,465,703	$9,848,849	$—	$53,171,353

	2017
	Level 1	Level 2	Level 3	Total

Cash	$112,677	$—	$—	$112,677
Mutual Funds	34,598,569	—	—	34,598,569
HarborOne Stock Fund	—	13,063,521	—	13,063,521
Total assets in the fair value hierarchy	34,711,246	13,063,521	—	47,774,767
Investments measured at net asset value (a)	—	—	—	3,112,978

Total investments at fair value	$34,711,246	$13,063,521	$—	$50,887,745

(a) In accordance with Subtopic 820-10, the common/collective trust investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value of Investments in Entities that Use NAV: The Plan invests in the Putman Stable Value PSVF 25 and Wells Fargo Galliard Stable Value Fund which are common/collective trusts.  A common/collective trust invests in stable value investment vehicles such as guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies.  Participant assets may be deposited to or withdrawn from the common/collective trusts at the stated unit value as of the close of business on any business day, and there are no unfunded commitments. Prior to the April 2, 2018 conversion the Plan invested in the common collective trust Transamerica Retirement Solutions Stable Pooled Fund.

NOTE 4: PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5: TAX STATUS

On May 27, 2015, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has not received a determination letter specific to the Plan itself; however, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6: RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

During the year, the Plan paid administrative expenses in the aggregate of $51,846 to JHRPS and $45,112 to Transamerica, who served as the third-party administrators to the Plan and, therefore, these transactions qualify as party-in-interest transactions. During the year, the Plan also paid $65,199 in the aggregate to Gray, Gray & Gray, LLP, who provide audit services to the Plan, and to NFP Advisory Services, LLP and MMA Securities, LLC who serve as the investment advisors to the Plan and therefore, these transactions also qualify as party-in-interest transactions.

Participants may allocate up to 25% of their account balance to the HarborOne Bank Stock Fund. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. At December 31, 2018, the Plan held 604,171 shares of HarborOne Bancorp, Inc., common stock, with a fair value of $9,600,982 or $15.89 per share.  At December 31, 2017, the Plan held 661,868 shares of HarborOne Bancorp, Inc. common stock, with a fair value of $12,681,391 or $19.16 per share.  Because the Bank is the Plan Sponsor, transactions involving the Bank’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

HARBORONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7: SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2018, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is June 28, 2019 which is the date the financial statements were available to be issued.

On March 5, 2019 HarborOne Bancorp, Inc. adopted a Plan of Conversion pursuant to which the Company will reorganize into a fully public stock holding company and will conduct a second-step stock offering of new shares of common stock. Common stock outstanding at the time of closing of the offering will be converted into new shares of common stock based on an exchange ratio designed to preserve approximate percentage ownership interests. The offering is expected to close in the third quarter of 2019. Participants in the Plan may make a one-time election to purchase participation interests in new shares of common stock through the Plan in amount not to exceed 25% of the participant’s account balance.

SUPPLEMENTAL INFORMATION

HarborOne 401(k) Plan
EIN No.: 04-1123040, Plan No. 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan Year Ending:  12/31/2018

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor	Description of investment, including maturity date, rate		Current
	or similar part	of interest, collateral, par or maturity value	Cost	value

*	HarborOne	HarborOne Stock Fund	**	$9,848,849

*	John Hancock	Retirement Living 2025 Lftm R6	**	$5,926,162
*	John Hancock	Retirement Living 2030 Lftm R6	**	$3,866,106
*	John Hancock	Retirement Living 2020 Lftm R6	**	$3,613,823
	T. Rowe Price	T. Rowe Price Institutional Large Cap Growth	**	$2,644,137
*	John Hancock	Retirement Living 2035 Lftm R6	**	$2,639,944
	Vanguard	Vanguard 500 Index Adm	**	$2,624,283
	JPMorgan	JPMorgan Equity Income R6	**	$2,393,472
*	John Hancock	Retirement Living 2040 Lftm R6	**	$2,262,222
*	John Hancock	Retirement Living 2045 Lftm R6	**	$1,726,165
	Metropolitan West	Metropolitan West Total Return Bond M	**	$1,706,956
	Vanguard	Vanguard Total Bond Market Index Adm	**	$1,624,769
	Vanguard	Treasury Money Market In	**	$1,306,504
	Wells Fargo	Galliard SVF C	**	$1,154,031
	Janus	Janus Henderson Enterprise N	**	$1,036,321
*	John Hancock	Retirement Living 2015 Lftm R6	**	$1,008,273
	JPMorgan	JPMorgan US Equity R6	**	$871,391
*	John Hancock	Retirement Living 2055 Lftm R6	**	$769,258
*	John Hancock	Retirement Living 2050 Lftm R6	**	$714,195
	Putnam	Stable Value PSVF 25	**	$702,770
	American Funds	American Funds EuroPacific Growth R6	**	$673,204
	Vanguard	Vanguard Small Cap Index Adm	**	$643,784
	Vanguard	Vanguard Mid Cap Index Adm	**	$582,811
	American Funds	American Funds New Perspective R6	**	$512,915
	American Funds	American Funds New World R6	**	$462,475
*	John Hancock	John Hancock Disciplined Value Mid Cap R6	**	$369,726
	Vanguard	Vanguard Total International Stock Index Adm	**	$366,681
	BlackRock	BlackRock High Yield Bond Instl	**	$320,992
	Franklin Templeton	Templeton Global Bond Adv	**	$277,157
	JPMorgan	Undiscovered Mgrs Behavioral Value R6	**	$198,463
*	John Hancock	Retirement Living 2060 Lftm R6	**	$168,511
	PNC	PNC Multi Factor Small Cap Growth I	**	$128,626
*	John Hancock	Retirement Living 2010 Lftm R6	**	$26,151
	Pioneer	Strategic Income K	**	$138
	PIMCO	Gov Money Market Admin	**	$86

*	Notes receivable from participants	Notes Receivable with interest rates of 4.25% to 6.50%		$1,349,849

* Party-in-interest
** The cost of participant directed investments is not required to be disclosed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HARBORONE 401(k) PLAN

June 28, 2019	By:	/s/ Patricia M. Williams
Patricia M. Williams Senior Vice President, Human Resources